Effective Termination of Indosat’s ADR Programme

Jakarta, Indonesia, 25 July 2013:Further to the announcement on 16 May 2013 detailing the delisting of PT Indosat Tbk’s (“Indosat” or the “Company”) (Ticker: ISAT: IDX) American Depositary Receipts (“ADRs”) from the New York Stock Exchange (“NYSE”)and the Company’s intention to terminate the registration of its shares with the U.S. Securities and Exchange Commission (“SEC”), the Company announces that the termination of the ADR programme has become effective as of 5.00pm U.S. Eastern Standard Time on 24 July 2013.

Indosat remains wholly committed to serving its investor base in the U.S. and complying with the highest standards of transparency in its financial reporting and corporate governance disclosure in accordance with the prevailing securities laws and regulations.

For further information please contact:

PT Indosat Tbk.

PT Indosat Tbk.

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

Bank of New York Mellon

Tel:

1-888-2692377

Fax :

1-212-5713050

Website :

www.bnymellon.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In the first quarter of 2013, it has 55.9 million cellular customers through its brands, Indosat IM3, Indosat Mentari and Indosat Matrix. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of Ooredoo (formerly known as Qtel Group). Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

Ends